SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
(Name of Subject Company)

MPF INCOME FUND 24, LLC; MPF FLAGSHIP FUND 14, LLC; MPF ACQUISITION CO. 3, LLC; MPF DEWAAY FUND 7, LLC; MPF FLAGSHIP FUND 9, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MP INCOME FUND 12, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF BLUE RIDGE FUND I, LLC; MPF EPLANNING OPPORTUNITY FUND, LP; MPF DEWAAY FUND 8, LLC; MPF SENIOR NOTE PROGRAM I, LP; SCM SPECIAL FUND 2, LP; AND MACKENZIE PATTERSON FULLER, LP
 (Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee*

NOT APPLICABLE	NOT APPLICABLE

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer

[]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated October 18, 2010

(a)(2)	Form of Letter to Shareholders dated October 18, 2010

(b)- (h)	Not applicable.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           October 8, 2010

MPF INCOME FUND 24, LLC; MPF FLAGSHIP FUND 14, LLC; MPF ACQUISITION CO. 3, LLC; MPF DEWAAY FUND 7, LLC; MPF FLAGSHIP FUND 9, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MP INCOME FUND 12, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF BLUE RIDGE FUND I, LLC; MPF EPLANNING OPPORTUNITY FUND, LP; MPF DEWAAY FUND 8, LLC; MPF SENIOR NOTE PROGRAM I, LP
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

SCM Special Fund 2, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President